Exhibit 12.1

Statement of Earnings to Fixed Charges
(Dollars in thousands)

For the three months ended March 31,
2005
Income before income taxes, allocation to minority interests and income from investments in unconsolidated joint ventures	$104,220

Plus Fixed Charges:
Interest expense	212,772
Capitalized interest	—
Loan amortization cost	2,800

Fixed charges	215,572
Plus amortization of capitalized interest	637
Plus distributed income of investments in unconsolidated joint ventures	6,104
Less capitalized interest	—
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(965)

Total	5,776

Earnings	$325,568

Fixed charges	$215,572

Earnings to fixed charges	1.5